Exhibit 99.1

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Certificate of Arrangement

Canada Business Corporations Act

Certificat d'arrangement

Loi canadienne sur les sociétés par actions

NUVEI CORPORATION
CORPORATION NUVEI

Corporate name(s) of CBCA applicants / Dénomination(s) sociale(s) de la ou des sociétés LCSA requérantes

1235004-1

Corporation number(s) / Numéro(s) de la ou des sociétés

I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 of the *Canada Business Corporations Act*.

JE CERTIFIE que l'arrangement mentionné dans les clauses d'arrangement annexées a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

Hantz Prosper

Director / Directeur

2022-06-01

Date of Arrangement (YYYY-MM-DD)
Date de l'arrangement (AAAA-MM-JJ)

Canada

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Canada Business Corporations Act (CBCA)
FORM 14.1
ARTICLES OF ARRANGEMENT
(Section 192)

1- Name of the applicant corporation(s)	Corporation number
NUVEI CORPORATION/CORPORATION NUVEI	1235004-1

2 - Name of the corporation(s) the articles of which are amended, if applicable	Corporation number
NUVEI CORPORATION/CORPORATION NUVEI	1235004-1

3 - Name of the corporation(s) created by amalgamation, if applicable	Corporation number

4 - Name of the dissolved corporation(s), if applicable	Corporation number

5 - Name of the other bodies corporate involved, if applicable	Corporation number or jurisdiction

6 - In accordance with the order approving the arrangement, the plan of arrangement attached hereto, involving the above named body(ies) corporate, is hereby effected.

In accordance with the plan of arrangement,

- [x] a. the articles of the corporation(s) indicated in item 2, are amended.
If the amendment includes a name change, indicate the change below:

- [ ] b. the following bodies corporate and/or corporations are amalgamated (for CBCA corporations include the corporation number):

- [ ] c. the corporation(s) indicated in item 4 is(are) liquidated and dissolved:

7 - I hereby certify that I am a director or an authorized officer of one of the applicant corporations.

Signature: [signature]

Print name: Lindsay Matthews

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

ISED-ISDE 3189E (2020/01) Page 1 of 2

Canadä

June 1, 2022

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

Article 1
Interpretation

1.1	Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

(a)	"acting jointly or in concert" has the meaning set forth in Regulation 62-104 respective Take-Over Bids and Issuer Bids (Quebec) (V-1.1, r.35);

(b)	"affiliate" means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified Person;

(c)	"Applicable Laws" means all applicable provisions of all: (i) constitutions, treaties, statutes, compacts or laws governing any activities conducted or proposed to be conducted by the Corporation or any of its affiliates and rules, regulations, codes and ordinances of Governmental Authorities and all administrative or judicial orders or decrees or other laws pursuant to which any Governmental Authority possesses regulatory, licensing, permitting or similar authority over any activities conducted or proposed to be conducted by the Corporation or any of its affiliates, within its jurisdiction; (ii) orders, decisions, determinations, interpretations, judgments, awards, decrees, approvals, consents and waivers of any Governmental Authority; and (iii) operating or service agreements, including all amendments thereto, with any agency, corporation or other body responsible for the conduct and management, on behalf of any Governmental Authority, of any activities conducted or proposed to be conducted by the Corporation or any of its affiliates;

(d)	"Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to Section 192 of the CBCA set forth in this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation, the whole as supplemented, modified or amended;

(e)	"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting by the Shareholders voting together as a single class;

(f)	"Articles of Arrangement" means the articles in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been granted;

(g)	"Articles" means the articles of amalgamation of the Corporation dated September 22, 2020, as amended by the articles of amendment of the Corporation dated September 22, 2020, and as further amended from time to time;

(h)	"Business Day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Montreal, in the Province of Quebec, for the transaction of banking business;

(i)	"CBCA" means the Canada Business Corporations Act, R.S.C., 1985, c. C-44;

(j)	"Certificate" means the certificate to be issued by the Director pursuant to subsection 192(7) of the CBCA giving effect to the Arrangement;

(k)	"Corporation" means Nuvei Corporation, a corporation amalgamated under the laws of Canada;

(l)	"Court" means the Superior Court of Quebec;

(m)	"Director" means the director appointed under Section 260 of the CBCA;

(n)	"Dissenting Holder" means a registered Shareholder who has validly exercised its Dissent Rights pursuant to and in the manner set forth in the CBCA (as modified by the Interim Order, the Final Order and this Plan of Arrangement) and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(o)	"Dissent Rights" has the meaning set forth in Section 4.1;

(p)	"Effective Date" means the date the Arrangement is effective under the CBCA, as endorsed by the Certificate;

(q)	"Effective Time" means 12:01 a.m. (Montreal time) on the Effective Date as endorsed by the Certificate;

(r)	"Final Order" means the final order of the Court approving the Arrangement as such order may be amended or varied by the Court (with the consent of the Corporation) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is acceptable to the Corporation) on appeal;

(s)	"Governmental Authority" means any nation or government (including tribal governments), any federal, state, province, territory, city, municipal entity or other political subdivision thereof, and any governmental, executive, legislative, judicial, administrative or regulatory agency, department, authority, instrumentality, commission, board, bureau or similar body, whether federal, state, provincial, territorial, local, tribal or foreign;

(t)	"Interim Order" means the interim order of the Court, in a form acceptable to the Corporation, concerning the Arrangement and providing for, among other things, declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation;

(u)	"Meeting" means the annual and special meeting of the Shareholders, including any adjournment or postponement of such annual and special meeting, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(v)	"Multiple Voting Shares" means the multiple voting shares in the share capital of the Corporation;

(w)	"Person" means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

(x)	"Plan of Arrangement" means this plan of arrangement under Section 192 of the CBCA, and any amendments or variations made in accordance therewith or made at the direction of the Court in the Final Order with the prior written consent of the Corporation;

(y)	"Shares" means shares of any class in the capital of the Corporation, including the Subordinate Voting Shares and the Multiple Voting Shares of the Corporation;

(z)	"Shareholders" means the holders and the beneficial owners of the Subordinate Voting Shares and the holders and the beneficial owners of the Multiple Voting Shares;

(aa)	"Subordinate Voting Shares" means the subordinate voting shares in the share capital of the Corporation;

(bb)	"Transfer Agents" means AST Trust Company (Canada) and American Stock Transfer & Trust Company, LLC.

1.2	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

1.3	References. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4	Certain Phrases, etc. Unless the context requires otherwise, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individual, limited or general partnership, limited liability Corporation, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status

1.5	Business Days. In the event that the date on which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place, except that the Effective Date can fall on a date that is not a Business Day.

1.6	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.7	Statutes. References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.8	Governing Law. This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

1.9	Time References. References to time herein are to local time, Montreal, Quebec.

Article 2
binding effect

2.1	Upon the filing of the Articles of Arrangement and the issuance of the Certificate, this Plan of Arrangement shall become, at and after the Effective Time, effective and binding on: (i) all the Shareholders (including Dissenting Holders), (ii) the Corporation, (iii) the Transfer Agents, and (iv) all other Persons, without any further formality required on the part of any Person, except as expressly provided herein.

Article 3

The Arrangement

3.1	At the Effective Time, the following events shall occur and shall be deemed to occur in the following order without any further authorization, act or formality on the part of any Person:

(a)	Schedule 1 of the Articles shall be amended and replaced, and shall be deemed to be amended and replaced, with the form of Schedule 1 attached to this Plan of Arrangement as Exhibit I, to, among other things, add certain constrained share ownership provisions providing the Corporation with, among other measures, the right to redeem, repurchase or force the sale of, Shares held by a Person who has crossed an ownership threshold prescribed by Applicable Laws or who has been determined or deemed to be unsuitable under Applicable Laws, the whole, as further set forth in Schedule 1 attached to this Plan of Arrangement as Exhibit I;

(b)	the Articles of Arrangement in the form attached as Exhibit I to this Plan of Arrangement shall be adopted and the Corporation’s Articles shall be amended accordingly; and

(c)	each Dissenting Holder that has validly exercised Dissent Rights shall cease to have any rights in respect of all of its Shares, other than the right to be paid the fair value of its Shares by the Corporation in accordance with and subject to the terms of the CBCA (as modified by the Interim Order, the Final Order and this Plan of Arrangement).

3.2	Each Shareholder, with respect to each step set out in Section 3.1 applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all necessary or required consents, releases, assignments, instruments, certificates, powers of attorney and waivers, statutory or otherwise, relating to or in connection with the completion of such step.

3.3	The Articles of Arrangement and the Certificate shall be filed and issued, respectively, with regard to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 3.1 has become effective in the sequence and at the times set out therein.

3.4	Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any party or Person until the Effective Time.

Article 4
Dissent Rights

4.1	Dissent Rights

(a)	Registered holders of Shares may exercise dissent rights ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 4.1, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by the Corporation at its registered office no later than 5:00 p.m. (local time in place of receipt) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(b)	Subject to Section 4.1(c), Dissenting Holders shall be entitled to be paid the fair value of such Shares by the Corporation, less any applicable withholdings pursuant to 4.3, which fair value, notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted, and shall not be entitled to any other payment or consideration.

(c)	Notwithstanding Section 3.1(c), Dissenting Holders who are ultimately not entitled, for any reason, to be paid the fair value for their Shares, shall be deemed to have withdrawn their exercise of Dissent Rights and their rights in respect of all of their Shares shall be reinstated pursuant to and in the manner set forth in the CBCA (as modified by the Interim Order, the Final Order and this Plan of Arrangement).

4.2	Recognition of Dissenting Holders

(a)	In no case shall the Corporation or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(b)	In no case shall the Corporation or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the Effective Time.

(c)	In addition to any other restrictions under Section 190 of the CBCA, Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

4.3	Withholding Rights

(a)	The Corporation shall be entitled to deduct and withhold (or cause its Transfer Agents to deduct and withhold) from any amount payable to a Dissenting Holder pursuant to the CBCA (as modified by the Interim Order, the Final Order and this Plan of Arrangement) such amounts as the Corporation determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any other applicable law and shall remit such deduction and withholding to the appropriate Governmental Authority. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Authority.

Article 5
Amendments and Withdrawal

5.1	The Corporation may amend this Plan of Arrangement at any time, provided that each such amendment must be set out in writing and filed with the Court.

5.2	Any amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time by the Corporation without the approval of the Court or of the Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or is not adverse to the financial or economic interests of any holder of Shares.

5.3	Subject to Section 5.2, any amendment to this Plan of Arrangement may be proposed by the Corporation at any time prior to or at the Meeting with or without any other prior notice or communication to Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.4	Subject to Section 5.2, the Corporation may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to Shareholders.

5.5	This Plan of Arrangement may be withdrawn and the Corporation may not proceed with this Plan of Arrangement prior to the Effective Time in accordance with the Arrangement Resolution.

Article 6
Further assurances

6.1	Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in Section 3.1 and shall become effective without any further act or formality, the Corporation shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

* * *

 EXHIBIT I

See attached.

Schedule 1
AUTHORIZED SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Multiple Voting Shares and an unlimited number of Preferred Shares, issuable in series, each with the rights, privileges, restrictions and conditions set out in this Schedule.

1.1	Definitions

The following terms shall have the following respective meanings:

(1)	“Act” means the Canada Business Corporations Act.

(2)	"acting jointly or in concert" has the meaning set forth in Regulation 62-104 respective Take-Over Bids and Issuer Bids (Québec) (V-1.1, r.35).

(3)	“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified Person.

(4)	"Applicable Laws" means all applicable provisions of all: (i) constitutions, treaties, statutes, compacts or laws governing any activities conducted or proposed to be conducted by the Corporation or any of its Affiliates and rules, regulations, codes and ordinances of Governmental Authorities and all administrative or judicial orders or decrees or other laws pursuant to which any Governmental Authority possesses regulatory, licensing, permitting or similar authority over any activities conducted or proposed to be conducted by the Corporation or any of its Affiliates, within its jurisdiction; (ii) orders, decisions, determinations, interpretations, judgments, awards, decrees, approvals, consents and waivers of any Governmental Authority; and (iii) operating or service agreements, including all amendments thereto, with any agency, corporation or other body responsible for the conduct and management, on behalf of any Governmental Authority, of any activities conducted or proposed to be conducted by the Corporation or any of its Affiliates.

(5)	“Board” means the board of directors of the Corporation.

(6)	“Caisse Group Permitted Holders” means CDP Investissements Inc. and any of its Affiliates.

(7)	“Change of Control Transaction” means an amalgamation, arrangement, recapitalization, business combination or similar transaction involving the Corporation, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in (a) the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the amalgamated or continuing entity or its parent) (i) more than 50% of the total voting power represented by the voting securities of the Corporation, the amalgamated or continuing entity or its parent and (ii) more than 50% of the total number of outstanding shares of the Corporation, the amalgamated or continuing entity or its parent, in each case as outstanding immediately after such transaction, and (b) the shareholders of the Corporation immediately prior to the transaction own voting securities of the Corporation, the amalgamated or continuing entity or its parent immediately following the transaction in substantially the same proportions (vis a vis each other) as such shareholders owned the voting securities of the Corporation immediately prior to the transaction.

(8)	"Convertible Securities" means any securities, instruments or rights that may from time to time be convertible into, or exchangeable for, or which carry the right for the holder to purchase or otherwise acquire, Securities.

(9)	“Corporation” means Nuvei Corporation.

(10)	“Fayer Group Permitted Holders” means (a) Mr. Philip Fayer and any Members of the Immediate Family of Mr. Philip Fayer, and (b) any Person controlled, directly or indirectly, by one or more Persons referred to in clause (a) above.

(11)	"Governmental Authority" means any nation or government (including tribal governments), any federal, state, province, territory, city, municipal entity or other political subdivision thereof, and any governmental, executive, legislative, judicial, administrative or regulatory agency, department, authority, instrumentality, commission, board, bureau or similar body, whether federal, state, provincial, territorial, local, tribal or foreign.

(12)	"Licenses" means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Governmental Authority required for, or relating to, the conduct of the Corporation's or any of its Affiliates' actual or proposed activities in compliance with Applicable Laws.

(13)	“Members of the Immediate Family” means, with respect to any individual, each parent (whether by birth or adoption), spouse, or child (including any step-child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including, without limitation, a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual.

(14)	"Notice" has the meaning ascribed thereto in subsection 1.4(3).

(15)	“Novacap Group Permitted Holders” means Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT VA, L.P. and Novacap TMT V Co-Investment (Nuvei), L.P. and any of their Affiliates.

(16)	"ownership", "ownership interest", “own” (and derivatives thereof) means any direct or indirect (a) registered and/or legal ownership as evidenced in the Corporation’s securities register and/or the register of securities maintained by any of the Corporation's transfer agents, (b) beneficial ownership pursuant to the definitions of "beneficial ownership" or "beneficial interest" in Part 1, paragraph 2(1) of the Act, deemed beneficial ownership within the meaning of subsections 1(5) and 1(6) of the Securities Act (Ontario), or beneficial ownership pursuant to the definition of "beneficial owner" as defined in Rule 13d-3 or Rule 16a-1(a)(2) promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934 (but without regard to any requirement of a security to be registered under Section 12 of the U.S. Securities Act of 1933), in each case, as the same may be amended from time to time, (c) power to exercise control or direction over a Security, or (d) such other meaning of ownership or control or direction, ownership interest, beneficial interest or beneficial ownership pursuant to Applicable Laws or as may be defined, determined or interpreted by a Regulatory Authority.

(17)	“Participating Shares” means, collectively, the Multiple Voting Shares and the Subordinate Voting Shares of the Corporation.

(18)	“Permitted Holders” means any of (a) the Fayer Group Permitted Holders, (b) the Novacap Group Permitted Holders, and (c) the Caisse Group Permitted Holders.

(19)	“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.

(20)	"principal stock exchange" means, at any time, the stock exchange in Canada or the United States on which the highest volume of Securities is generally traded at that time, as determined by the Board.

(21)	"Regulatory Authority" means any Governmental Authority with regulatory, licensing, permitting or similar authority or jurisdiction over any activities conducted or proposed to be conducted by the Corporation or any of its Affiliates in any jurisdiction.

(22)	"Repurchase Date" means the date on which the Corporation will repurchase and pay for the Securities pursuant to subsection 1.4(5). The Repurchase Date will not be less than 30 days following the date of the Notice unless a Regulatory Authority requires that the Securities be repurchased as of an earlier date, in which case, the Repurchase Date will be such earlier date.

(23)	"Repurchase Price" means a price per Security equal to (i) 95% of the volume weighted average trading price of the Securities for the 20 trading days on which at least one board lot of shares has traded on the principal stock exchange (or, if there is no principal stock exchange or if the requisite trading of shares has not occurred on the principal stock exchange, such other stock exchange or such other organized market on which such requisite trading has occurred as the Board shall determine) preceding the Repurchase Date, or (ii) if the applicable class of Securities are not listed or quoted on a stock exchange or the requisite trading of Securities has not occurred on any stock exchange or other organized market, the amount as is determined by the Board of Directors of the Corporation, acting reasonably and in good faith, to be the fair value of the Securities to be repurchased; or, in either such case, such lower price per Security as may be required by any applicable Regulatory Authority.

(24)	"Securities" means shares of any class in the capital of the Corporation, including the Multiple Voting Shares and the Subordinate Voting Shares of the Corporation.

(25)	"shareholder default" has the meaning ascribed thereto in subsection 1.4(3).

(26)	"Significant Interest" means, as applicable, (i) 10% (or such other greater or lesser ownership threshold, or additional ownership threshold or thresholds, as may be established in Applicable Laws from time to time) of either (A) the total number of all issued and outstanding Securities (or of any class of issued and outstanding Securities, as may be established in Applicable Laws from time to time) (B) the total voting power ascribed to all issued and outstanding Securities, or (ii) 10% (or such other greater or lesser ownership threshold, or additional ownership threshold or thresholds, as may be established in Applicable Laws from time to time) of the value of the aggregate paid up capital of the Corporation.

(27)	"Subject Securityholder" means any Person, group of Persons acting jointly or in concert, or group of Persons who, in the reasonable opinion of the Board, are acting jointly or in concert, that hold, acquire or propose to acquire, directly or indirectly, Securities.

(28)	"Tranche Interest" has the meaning ascribed thereto in subsection 1.4(1).

(29)	"Triggering Event" means the occurrence of any of the following:

(i)	the Corporation becoming aware that a Subject Securityholder has contravened, or may in the reasonable opinion of the Board contravene, subsection 1.4(1);

(ii)	the ownership of Securities by a Subject Securityholder is, or may in the reasonable opinion of the Board be, inconsistent with Applicable Laws;

(iii)	the ownership of the Securities by the Subject Securityholder jeopardizes, or may, in the reasonable opinion of the Board be expected to jeopardize, the ability of the Corporation or any of its Affiliates to maintain or obtain a License or cause or otherwise result in the imposition of materially burdensome or unacceptable terms or conditions on any License, or in the imposition of material fines, penalties or other liabilities on the Corporation or any of its Affiliates;

(iv)	a Subject Securityholder, who is requested or required pursuant to any Applicable Law to appear before, or submit to the jurisdiction of, or file an application with, or provide information to, any Regulatory Authority that is relevant to its determination of the suitability, fitness or qualification of such Subject Securityholder with respect to owning Securities and either refuses to do so or otherwise fails to comply with such request or requirement within a reasonable period of time;

(v)	a Subject Securityholder is determined or shall have been determined by a Regulatory Authority not to be suitable, "fit and proper" or qualified with respect to owning Securities; or

(vi)	a Triggering Event is deemed to have occurred as set forth in the second paragraph of subsection 1.4(6).

(30)	“Voting Share” means a Multiple Voting Share, a Subordinate Voting Share and any Preferred Share carrying the right to vote.

A Person is “controlled” by another Person or other Persons if: (a) in the case of a corporation, company or other body corporate wherever or however incorporated: (i) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (ii) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation, company or other body corporate; (b) in the case of a Person that is an unincorporated entity other than a limited partnership, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; or (c) in the case of a limited partnership, the other Person is the general partner of such limited partnership; and “controls,” “'controlling” and “under common control with” shall be interpreted accordingly.

1.2	Subordinate Voting Shares and Multiple Voting Shares

The rights, privileges, restrictions and conditions attached to the Subordinate Voting Shares and the Multiple Voting Shares shall be as follows:

(1)	Dividends; Rights on Liquidation, Dissolution, or Winding-Up

The Subordinate Voting Shares and the Multiple Voting Shares shall be subject to and subordinate to the rights, privileges, restrictions and conditions attached to the Preferred Shares and shall rank pari passu with each other, share for share, as to the right to receive dividends and any amount payable on any distribution of assets constituting a return of capital and to receive the remaining property and assets of the Corporation on the liquidation, dissolution or windingup of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs. For the avoidance of doubt, holders of Subordinate Voting Shares and Multiple Voting Shares shall, subject always to the rights of the holders of Preferred Shares, be entitled to receive (a) such dividends and any amount payable on any distribution of assets constituting a return of capital as and when declared by the Board, and (b) in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs, the remaining property and assets of the Corporation, in the case of (a) and (b) in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if the Subordinate Voting Shares and the Multiple Voting Shares were of one class only; provided, however, that in the event of the payment of a dividend in the form of Participating Shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares and holders of Multiple Voting Shares shall receive Multiple Voting Shares.

(2)	Meetings and Voting Rights

Each holder of Multiple Voting Shares and each holder of Subordinate Voting Shares shall be entitled to receive notice of and to attend and vote at, all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, each Multiple Voting Share shall entitle the holder thereof to ten votes and each Subordinate Voting Share shall entitle the holder thereof to one vote, and the holders of Subordinate Voting Shares and Multiple Voting Shares shall vote together as a single class, except as otherwise expressly provided herein or as provided by law.

(3)	Subdivision or Consolidation

No subdivision or consolidation of the Subordinate Voting Shares or the Multiple Voting Shares shall be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

(4)	Voluntary Conversion

The Subordinate Voting Shares cannot be converted into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one fully paid and non-assessable Subordinate Voting Share, in the following manner:

(a)	The conversion privilege for which provision is made in this subsection 1.2(4) shall be exercised by notice in writing given to the transfer agent of the Corporation, if one exists, and if not, to the Corporation at its registered office, accompanied by a certificate or certificates representing the Multiple Voting Shares in respect of which the holder desires to exercise such conversion privilege, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation. Such notice shall be signed by the holder of the Multiple Voting Shares in respect of which such conversion privilege is being exercised, or by the duly authorized representative thereof, and shall specify the number of Multiple Voting Shares which such holder desires to have converted. On any conversion of Multiple Voting Shares, the Subordinate Voting Shares resulting therefrom shall be registered in the name of the registered holder of the Multiple Voting Shares converted or, subject to payment by the registered holder of any stock transfer or other applicable taxes and compliance with any other reasonable requirements of the Corporation in respect of such transfer, in such name or names as such registered holder may direct in writing.

(b)	Upon receipt of such notice and certificate or certificates, if any, and, as applicable, compliance with such other requirements, the Corporation shall, at its expense, effective as of the date of such receipt and, as applicable, compliance, remove or cause the removal of such holder from the register of holders in respect of the Multiple Voting Shares for which the conversion privilege is being exercised, add the holder (or any person or persons in whose name or names such converting holder shall have directed the resulting Subordinate Voting Shares to be registered) to the register of holders in respect of the resulting Subordinate Voting Shares, cancel or cause the cancellation of any certificate or certificates representing such Multiple Voting Shares and issue or cause to be issued a certificate or certificates representing the Subordinate Voting Shares issued upon the conversion of such Multiple Voting Shares, or the equivalent in any non certificated inventory system administered by any applicable depository or transfer agent of the Corporation. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Multiple Voting Shares represented by the original certificate which are not converted.

(5)	Automatic Conversion

(a)	Upon the first date that a Multiple Voting Share shall be held by a Person other than a Permitted Holder, the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights under subsection 1.2(4) to convert such Multiple Voting Share into a fully paid and non-assessable Subordinate Voting Share, on a share-for-share basis, effective immediately, and the Corporation shall, at its expense, effective as of such date, remove or cause the removal of such holder from the register of holders in respect of the Multiple Voting Shares subject to such automatic conversion, add the holder to the register of holders in respect of the resulting Subordinate Voting Shares, cancel or cause the cancellation of any certificate or certificates representing the Multiple Voting

Shares so deemed to have been converted for Subordinate Voting Shares, and issue or cause to be issued a certificate or certificates representing the Subordinate Voting Shares issued upon the automatic conversion of such Multiple Voting Shares, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation, and, against receipt from such holder of the certificate or certificates representing the Multiple Voting Shares in respect of which such conversion has been deemed to have been exercised, as applicable, deliver to such holder a certificate or certificates representing the Subordinate Voting Shares issued upon the automatic conversion of such Multiple Voting Shares, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation. If less than all of the Multiple Voting Shares represented by any certificate are automatically converted, the holder shall be entitled to receive a new certificate representing the Multiple Voting Shares represented by the original certificate which are not converted against delivery of such original certificate.

(b)	In addition:

(i)	all Multiple Voting Shares held by the Fayer Group Permitted Holders will convert automatically, without any further action, into Subordinate Voting Shares at such time that the Fayer Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Participating Shares;

(ii)	all Multiple Voting Shares held by the Novacap Group Permitted Holders will convert automatically, without any further action, into Subordinate Voting Shares at such time that the Novacap Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Participating Shares; and

(iii)	all Multiple Voting Shares held by the Caisse Group Permitted Holders will convert automatically, without any further action, into Subordinate Voting Shares at such time that the Caisse Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Participating Shares, and, in any such case, the Corporation shall, at its expense, effective as of such date, remove or cause the removal of the relevant group of Permitted Holders from the register of holders in respect of the Multiple Voting Shares subject to such automatic conversion, add the relevant group of Permitted Holders to the register of holders in respect of the resulting Subordinate Voting Shares, cancel or cause the cancellation of any certificate or certificates representing the Multiple Voting Shares so converted for Subordinate Voting Shares, and issue or cause to be issued a certificate or certificates representing the Subordinate Voting Shares issued upon the automatic conversion of such Multiple Voting Shares, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation, and, against receipt from the relevant group of Permitted Holders of the certificate or certificates representing the Multiple Voting Shares in respect of which such automatic conversion has occurred, as applicable, deliver to such holders a certificate or certificates representing the Subordinate Voting Shares issued upon the automatic conversion of such Multiple Voting Shares, or the equivalent in any noncertificated inventory system administered by any applicable depository or transfer agent of the Corporation.

(c)	The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the Multiple Voting Shares to Subordinate Voting Shares and the general administration of this dual class share structure as it may deem necessary or advisable, and may from time to time request that holders of Multiple Voting Shares furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Multiple Voting Shares and to confirm that a conversion to Subordinate Voting Shares has not occurred. A determination by the Corporate Secretary of the Corporation that a conversion of Multiple Voting Shares to Subordinate Voting Shares has occurred shall be conclusive and binding.

(6)	Right to Subscribe

(a)	In the event, subsequent to the initial public offering of the Subordinate Voting Shares, of any distribution or issuance, including by way of a share dividend (unless such a dividend is declared and payable in respect of Multiple Voting Shares pursuant to subsection 1.2(1) above) (a “Distribution”) of Voting Shares (other than Subordinate Voting Shares issued upon the conversion of Multiple Voting Shares or Voting Shares issued pursuant to the exercise of a right attached to any security of the Corporation issued prior to the Distribution) (the “Subject Voting Shares”) or of securities convertible or exchangeable into Subject Voting Shares or giving the right to acquire Subject Voting Shares (other than options or other securities issued under compensatory plans or other plans to purchase Subject Voting Shares or any other securities of the Corporation in favour of the management, directors, employees or consultants of the Corporation) (the “Convertible Securities” and, together with the Subject Voting Shares, the “Distributed Securities”), the Corporation shall issue to the holder(s) of Multiple Voting Shares rights to subscribe for that number of Multiple Voting Shares, or, as the case may be, for securities convertible or exchangeable into or giving the right to acquire, on the same terms and conditions, including subscription or exercise price, as applicable, mutatis mutandis (except for the ultimate underlying securities which shall be Multiple Voting Shares), as those stipulated in the Convertible Securities, that number of Multiple Voting Shares, respectively, which carry, in the aggregate, a number of voting rights sufficient to fully maintain the proportion of total voting rights (on a fully-diluted basis) associated with the then outstanding Multiple Voting Shares (the “Rights to Subscribe”).

(b)	The Rights to Subscribe shall be issued to the holder(s) of Multiple Voting Shares in a proportion equal to their respective holdings of Multiple Voting Shares and shall be issued concurrently with the completion of the Distribution of the applicable Distributed Securities. To the extent that any such Rights to Subscribe are exercised, in whole or in part, the securities underlying such Rights to Subscribe (the “Subscription Securities”) shall be issued and must be paid for concurrently with the completion of the Distribution and payment to the Corporation of the issue price for the Distributed Securities, at the lowest price permitted by the applicable securities and stock exchange regulations and subject (as to such price) to the prior consent of the exchanges but at a price not lower than (i) if the Distributed Securities are Subordinate Voting Shares, the price at which Subordinate Voting Shares are then being issued or distributed; (ii) if the Distributed Securities are Convertible Securities, the price at which the applicable Convertible Securities are then being issued or distributed; and (iii) if the Distributed Securities are Subject Voting Shares other than Subordinate Voting Shares, the higher of (A) the weighted average price of the transactions on the Subordinate Voting Shares on the Toronto Stock Exchange (or such other primary stock exchange on which they are listed, as the case may be) for the 20 trading days preceding the Distribution of such Subject Voting Shares or (B) the weighted average price of transactions on the Subordinate Voting Shares on the Toronto Stock Exchange (or such other primary stock exchange on which they are listed, as the case may be), the trading day before the Distribution of such Subject Voting Shares.

(c)	The privileges attached to Subscription Securities which are securities convertible or exchangeable into or giving the right to acquire Multiple Voting Shares shall only be exercisable if and whenever the same privileges attached to the Convertible Securities are exercised and shall not result in the issuance of a number of Multiple Voting Shares which increases the proportion (as in effect immediately prior to giving effect to the completion of the Distribution) of total voting rights associated with the Multiple Voting Shares after giving effect to the exercise by the holder(s) of the privileges attached to such Convertible Securities.

(d)	The right to receive Rights to Subscribe, and the legal or beneficial ownership of the Rights to Subscribe, may be assigned in whole or in part among Permitted Holders, provided that written notice of any such assignment shall be sent promptly to the other holders of Multiple Voting Shares and the Corporation.

(e)	Subordinate Voting Shares have no pre-emptive or subscription rights to purchase any securities of the Corporation.

(f)	An issuance of participating (equity) securities will not be rendered invalid due to a failure by the Corporation to comply with the provisions of this subsection 1.2(6).

(7)	Certain Class Votes

(a)	Neither the holders of the Subordinate Voting Shares nor the holders of the Multiple Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (a) or (e) of subsection 176(1) of the Act. Neither the holders of the Subordinate Voting Shares nor the holders of the Multiple Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (b) of subsection 176(1) of the Act unless such exchange, reclassification or cancellation: (i) affects only the holders of that class; or (ii) affects the holders of Subordinate Voting Shares and Multiple Voting Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class as provided herein or as provided by law in respect of such exchange, reclassification or cancellation.

(b)	In connection with any Change of Control Transaction requiring approval of the holders of Subordinate Voting Shares and Multiple Voting Shares under the Act, holders of Subordinate Voting Shares and Multiple Voting Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Subordinate Voting Shares in respect of a resolution approving such Change of Control Transaction and by a majority of the votes cast by the holders of outstanding Multiple Voting Shares in respect of a resolution approving such Change of Control Transaction, each voting separately as a class at a meeting of the holders of that class called and held for such purpose.

(8)	Single Class

Except as otherwise provided herein, Subordinate Voting Shares and Multiple Voting Shares are equal in all respects and shall be treated as shares of a single class for all purposes under the Act.

1.3	Preferred Shares

The rights, privileges, restrictions and conditions attached to the Preferred Shares shall be as follows:

(1)	Directors' Right to Issue One or More Series

The Preferred Shares may at any time and from time to time be issued in one or more series. Prior to the issuance of Preferred Shares of any series, the directors of the Corporation shall, subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares as a class, the articles of the Corporation and the provisions of the Act, by resolution amend the articles of the Corporation to fix the number of Preferred Shares in such series and determine the designation of, and the rights, privileges, restrictions and conditions attached to, the Preferred Shares of such series, including, but without limiting or restricting the generality of the foregoing, rights, privileges, restrictions and conditions with respect to:

(a)	the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation is subject to change or adjustment in the future;

(b)	whether any dividends are cumulative, partly cumulative or non-cumulative;

(c)	the dates, manner and currency of payments of any dividends and the date from which any dividends accrue or become payable;

(d)	voting rights, if any;

(e)	if redeemable, retractable or purchasable (whether at the option of the Corporation or the holder or otherwise), the redemption, retraction or purchase prices and currency or currencies thereof and the terms and conditions of redemption or purchase, with or without any provision for sinking or similar funds;

(f)	any rights of conversion, exchange or reclassification and the terms and conditions of any such rights; and

(g)	any other rights, privileges, restrictions and conditions, not inconsistent with these provisions, attaching to such series of Preferred Shares,

the whole subject to receipt by the Director appointed under the Act of articles of amendment designating and fixing the number of Preferred Shares in such series and setting forth the rights, privileges, restrictions and conditions attached thereto and the issue by the Director of a certificate of amendment with respect thereto.

(2)	Ranking of Preferred Shares of each Series

The Preferred Shares of each series shall, with respect to payment of dividends and the distribution of the assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank (a) pari passu with the Preferred Shares of every other series and (b) senior to the Multiple Voting Shares, the Subordinate Voting Shares and the shares of any other class ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences, not inconsistent with these provisions, over the Multiple Voting Shares, the Subordinate Voting Shares and the shares of any other class ranking junior to the Preferred Shares as may be fixed by directors' resolution in accordance with subsection 1.3(1) above.

(3)	Voting Rights

Except as hereinafter specifically provided, as required by the Act, by law or as may be required by an order of a court of competent jurisdiction or in accordance with any voting rights which may be attached to any series of Preferred Shares, the holders of Preferred Shares shall not be entitled as such to receive notice of, or attend, any meeting of shareholders of the Corporation and shall not be entitled to vote at any meeting. The holders of Preferred Shares or any series thereof shall not, unless the rights, privileges, restrictions and conditions attached to any particular series thereof provide to the contrary, be entitled to vote separately as a class or series on any proposal to amend the articles of the Corporation referred to in paragraph (a), (b) or (e) of subsection 176(1) of the Act. In the event of any meeting of the holders of Preferred Shares, or any series thereof, each holder of Preferred Shares shall be entitled to one vote in respect of each Preferred Share held. Any approval required to be given by the holders of Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by a resolution signed by all the holders of the then outstanding Preferred Shares or by a resolution passed by the affirmative vote of not less 66 2/3% of the votes cast by holders of Preferred Shares who voted in respect of that resolution at a meeting of the holders of Preferred Shares called and held for such purpose in accordance with the by-laws of the Corporation at which holders of not less than 25% of the then outstanding Preferred Shares are present in person or represented by proxy; provided that, if at any such meeting a quorum is not present within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to the same day in the next week at the same time and to such place as the chairman of the meeting may determine and, subject to the provisions of the Act, it shall not be necessary to give notice of such adjourned meeting. At such adjourned meeting the holders of Preferred Shares present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast by the holders of Preferred Shares at such meeting shall constitute the approval of the holders of Preferred Shares. Subject to the foregoing, the formalities to be observed with respect to proxies, the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the by-laws of the Corporation with respect to meetings of shareholders.

1.4	Constraints on Ownership of Securities

(1)	Limitation on Ownership of Securities

No Subject Securityholder shall acquire, directly or indirectly, in one or more transactions, ownership of Securities, that, together with the Securities, Convertible Securities and other securities of the

Corporation owned by the Subject Securityholder on the date of the acquisition (assuming the exercise, settlement, exchange or conversion of the outstanding Convertible Securities held by the Subject Securityholder), represent or exceed a Significant Interest or, thereafter, any increment and/or multiple of a Significant Interest (each such other threshold, a "Tranche Interest"), without providing advance written notice to the Corporation and receiving the advance written approval of the Corporation and, if deemed necessary or advisable by the Board, of the applicable Regulatory Authorities for the acquisition of such Significant Interest or Tranche Interest, as applicable, by the Subject Securityholder.

For the purposes of this Section 1.4, if a Person and one or more Persons acting jointly or in concert with such Person acquire Securities, the Securities are deemed to be acquired, as applicable, by each Person, and the number of Securities and Convertible Securities owned by any Person shall include the number of Securities and Convertible Securities owned by any Person(s) acting jointly or in concert with such Person.

(2)	Exceptions to Limitation on Ownership of Securities

Subsection 1.4(1) shall not apply to the ownership or acquisition of Securities:

(a)	as a result of an acquisition by one or more underwriters or portfolio managers who purchase Securities for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with subsection 1.4(1); or

(b)	as a result of Securities held by a Person who provides centralized facilities for the clearing of trades in Securities and is acting solely as an intermediary of the payment of funds or the delivery of Securities, including CDS Clearing and Depository Services Inc. and the Depositary Trust Company; however, such Person may still be subject to Applicable Laws imposed by Regulatory Authorities.

(3)	Triggering Event Notice

As soon as reasonably practicable after the Corporation becomes aware of the occurrence of a Triggering Event, the Corporation shall, subject to compliance with Applicable Laws, give the Subject Securityholder notice in writing (the "Notice") setting out:

(a)	a request to furnish forthwith a declaration, in the form prescribed by the Corporation, providing any facts the Corporation may deem necessary or appropriate in its assessment of the Triggering Event;

(b)	if applicable, the number of Securities, if known by the Corporation, that are owned by the Subject Securityholder, and that gave rise to the Triggering Event;

(c)	reasonable detail about the nature of the Triggering Event that the Subject Securityholder has caused;

(d)	that the Subject Securityholder shall forthwith rectify the Triggering Event;

(e)	the period for the Subject Securityholder to rectify the Triggering Event, which shall not be less than 30 days of the date of the Notice, or such other period as may be required by Applicable Laws;

(f)	that the Corporation may immediately take action as contemplated by subsection 1.4(4) without further notice to the Subject Securityholder; and

(g)	that unless the Subject Securityholder either:

(i)	sells or otherwise disposes of the Securities that gave rise to the Triggering Event (as applicable) during the period specified in the Notice on a basis that does not result in a further Triggering Event and that is otherwise in compliance with Applicable Laws and provides to the Corporation, in addition to the declaration requested pursuant to subparagraph (i) of this subsection 1.4(3), written evidence satisfactory to the Corporation of such sale or other disposition; or

(ii)	provides to the Corporation, in addition to the declaration requested pursuant to subparagraph (i) of this subsection 1.4(3), written evidence satisfactory to the Corporation that no such Triggering Event has occurred or is continuing, or that the applicable Regulatory Authorities are satisfied that no sale or other disposition of Securities is required as a result of the Triggering Event;

such default (a "shareholder default") may result in the consequence of sale or repurchase in accordance with subsection 1.4(5) without further notice to the Subject Securityholder.

(4)	Actions by the Corporation following Occurrence of Triggering Event

Upon the occurrence of a Triggering Event, so long as the Triggering Event subsists, the Corporation shall be entitled to immediately take, at its sole option and discretion and without prior notice to the Subject Securityholder, any of the following actions:

(a)	not issue any Securities to the Subject Securityholder;

(b)	place a stop transfer on any and all Securities owned by the Subject Securityholder;

(c)	suspend all voting (directly or indirectly or through any proxy, trustee, or nominee), interest, convertibility, dividend and other distribution rights, on all or any of the Securities owned by the Subject Securityholder;

(d)	apply to a Court of competent jurisdiction, seeking an injunction or other relief to prevent a breach or continuing breach of the provisions of this Section 1.4 or Applicable Laws by the Subject Securityholder or for an order directing that the number of Securities giving rise to the breach of such provisions or Applicable Laws by such Subject Securityholder be sold or otherwise disposed of in a manner that the Court may deem appropriate;

(e)	apply to the Autorité des marchés financiers (Québec), its successors or assigns, or such other Governmental Authority having jurisdiction over the affairs of the Corporation, to effect a cease trading order or such similar restriction against the Subject Securityholder until such time as the Subject Securityholder complies with the provisions of this Section 1.4 or Applicable Laws; and

(f)	any further actions as are determined necessary by the Board to comply with Applicable Laws.

(5)	Sale or Repurchase of Securities by the Corporation

(a)	In the event of a shareholder default, to the extent (i) a sale or other disposition of Securities owned by the Subject Securityholder is required by the applicable Regulatory Authorities, or (ii) the Board deems necessary or advisable a sale or other disposition of Securities owned by the Subject Securityholder, based on information available to it and/or in consultation with the applicable Regulatory Authorities, then the Corporation shall have the power and authority (but not the obligation), subject to Applicable Laws, and at its sole option and discretion, in a single transaction or in a series of transactions at any time and from time to time, to:

(i)	sell, as agent and lawful attorney for the benefit and on behalf of the Subject Securityholder, all or a portion of the Securities through the facilities of the Toronto Stock Exchange, the Nasdaq Global Select Market or such other exchange, market or quotation system upon which the Securities (or securities into which the Securities may be converted) are then listed or quoted (and, for such purpose, to convert the Securities in accordance with applicable provisions of the articles), upon such timing and terms (including but not limited to the price or prices at which the same is made) as the Corporation determines to be reasonably obtainable having regard to all the circumstances, including but not limited to the number of Securities to be disposed of and any requirement that the disposal be made without delay; and/or

(ii)	repurchase or redeem, for cancellation, all or a portion of the Securities on the Repurchase Date, at the Repurchase Price, to be payable in cash, by the issuance of a promissory note or a combination thereof, as the Board of Directors of the Corporation shall determine;

it being understood, in any such case, that the Corporation shall only sell or redeem or repurchase, as applicable, that number of Securities required by the applicable Regulatory Authorities to be sold or otherwise disposed of, or that the Board deems necessary or advisable to be sold or otherwise disposed of, based on information available to it and/or in consultation with the applicable Regulatory Authorities.

(b)	Any promissory note issued in payment, in whole or in part, of a repurchase or redemption of Securities in accordance with subsection 1.4(5)(a)(ii) shall contain such terms and conditions as the Board of Directors determines necessary or advisable, including, without limitation, subordination provisions, to comply with any law or regulation applicable to the Corporation or any Affiliate or to prevent a default under, breach of, event of default under or acceleration of any loan, promissory note, mortgage, indenture, line of credit of other debt or financing agreement of the Corporation or any Affiliate.

(c)	For all purposes of a sale of Securities in accordance with subsection 1.4(5)(a)(i), the Subject Securityholder shall be automatically and irrevocably deemed to have appointed the Corporation as its agent and lawful attorney, and, if such Securities are Multiple Voting Shares, to have exercised his, her or its rights under subsection 1.2(4) to convert such Multiple Voting Shares into fully paid and non-assessable Subordinate Voting Shares, on a share-for-share basis, effective immediately prior to such sale.

(d)	In the event of any sale of Securities in accordance with subsection 1.4(5)(a)(i), the proceeds of the sale shall be received by the Corporation or by any Person nominated by the Corporation whose receipt shall be a good discharge for the purchase money.

(e)	In the event of any sale or repurchase or redemption of Securities in accordance with subsection 1.4(5)(a)(i) and/or subsection 1.4(5)(a)(ii), respectively, the amount of the net proceeds of sale (without any interest being payable in respect of it and after deduction of any expenses incurred by the Corporation in the sale including, without limitation, broker's or selling agent's fees, commissions and expenses, taxes and duties) or the Repurchase Price, respectively, shall be paid to the former holder (or, in the case of joint holders, the first of them named in the register) upon surrender by or on behalf of such holder to the Corporation for cancellation of the Securities repurchased, redeemed or sold. Alternatively, the Corporation may, not later than 10 days after the sale, repurchase or redemption, as applicable, deposit an amount equal to the amount of such net proceeds of sale or the Repurchase Price, as applicable, in a special account in any bank or trust company in Canada selected by it. The amount of the deposit, less the reasonable costs of administration of the special account, shall be payable to the former holder of the Securities sold, repurchased or redeemed on presentation and surrender to that bank or trust company of such Securities. Any interest earned on any amount so deposited shall accrue to the benefit of the Corporation.

(f)	From and after any payment or deposit made pursuant to this subsection 1.4(5), the Subject Securityholder shall not be entitled to any of the remaining rights of a holder in respect of the Securities sold or repurchased or redeemed, other than the right to receive the payment or funds so deposited on presentation and surrender of the Securities sold or repurchased or redeemed.

(g)	If a part only of the Securities represented by any certificate are sold or repurchased or redeemed in accordance with this subsection 1.4(5), the Board will select the Securities to be sold or repurchased or redeemed, by lot or in any other manner determined by the Board in its sole discretion, and the Corporation shall, on presentation and surrender of such certificate and at the expense of the registered holder, issue a new certificate representing the balance of the Securities.

(h)	As soon as is reasonably practicable after, and, in any event, not later than 30 days after, a payment or deposit is made pursuant to subsection 1.4(5)(e), the Corporation shall send a notice to the Subject Securityholder of the Securities sold or repurchased or redeemed and the notice shall, in addition to any other information required by Applicable Laws, state:

(i)	that a specified number of Securities has been sold, repurchased or redeemed, as the case may be;

(ii)	the amount of the net proceeds of sale or the Repurchase Price, as the case may be;

(iii)	the name and address of the bank or trust company at which the Corporation has made the deposit of the net proceeds of sale or the Repurchase Price, as the case may be; and

(iv)	all other relevant particulars of the sale, repurchase or redemption, respectively.

(i)	For the purpose of effecting any sale, repurchase or redemption of Securities pursuant to this subsection 1.4(5), the Corporation may, without limitation:

(i)	authorize in writing any director, officer or employee of the Corporation to execute any necessary transfer on behalf of any holder of Securities; and/or

(ii)	convert any Security from uncertificated form to certificated form; and/or

(iii)	in respect of any Securities owned by the Subject Securityholder in a book-entry registration system or non-certificated inventory system through any trustee, legal representative, agent or mandatary, or other intermediary, cause such position to be registered and reflected by an entry of the Subject Securityholder’s name(s) on the Corporation’s securities register and/or the register of securities maintained by any of the Corporation’s transfer agents for the Securities (and, for greater certainty, removed from the book-entry registration system or non-certificated inventory system in accordance with applicable prescribed procedures therefor);

and give to the transfer agents of the Corporation, such directives which it may deem appropriate, in its sole discretion. For greater certainty, the Corporation may sell, repurchase or redeem Securities in accordance with subsection 1.4(5)(a)(i) and/or 1.4(5)(a)(ii), respectively, despite the fact that the Corporation does not possess the certificates or electronic evidence of ownership (such as a direct registration system or book-based ownership confirmation) representing the Securities at the time of the sale, repurchase or redemption, and enter the name of the purchaser or its nominee in the register in respect of Securities sold in accordance with subsection 1.4(5)(a)(i) notwithstanding the absence of any certificate or electronic evidence of ownership. If, in accordance with subsection 1.4(5)(a)(i), the Corporation sells Securities without possession of the certificate or electronic evidence of ownership representing the Securities, the Corporation shall issue to the purchaser of such Securities or its nominee a new certificate or electronic evidence of ownership representing the Securities sold (or credit the account(s) of such Person(s) as the purchaser may direct pursuant to procedures prescribed by a direct registration or other electronic book-entry system), and an instrument of transfer executed by any director, officer or employee of the Corporation so authorized by the Board shall be as effective as if it had been executed by the holder of the transferred Securities and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating to the sale.

(j)	In connection with any repurchase or redemption of Securities pursuant to this subsection 1.4(5), to the extent required by Applicable Laws, the Corporation may deduct and withhold any tax from the Repurchase Price. To the extent any amounts are so deducted and withheld and are timely remitted to the applicable

Governmental Authority, such amounts shall be treated for all purposes herein as having been paid to the Person in respect of which such deduction and withholding was made.

(6)	By-Laws

Subject to the Act and the regulations thereunder, the Board may make, amend or repeal any by-laws or other documents required to administer the provisions of this Section 1.4 (the "constrained securities provisions") set out in these articles, including by-laws or other documents:

(a)	to require any Person whom the Board knows or has reasonable cause to believe to be interested (legally or beneficially) in the Corporation’s securities to furnish forthwith a declaration, in the form prescribed by the Corporation, declaring:

(i)	whether the Person owns, or is proposing to acquire or own, any Securities, Convertible Securities or other securities of the Corporation;

(ii)	whether the Person is acting jointly or in concert with any other Person;

(iii)	the number and/or principal amount, as applicable, of any class or series of Securities and/or Convertible Securities or other securities of the Corporation that the Person, together with any Person acting jointly or in concert with such Person, owns, directly or indirectly;

and declaring any further facts that the Board considers relevant;

(b)	to require any Person seeking to have a transfer of a Security registered in their name or to have a Security issued or transferred to them to furnish a declaration similar to the declaration a Person may be required to furnish under subsection 1.4(6)(a) above; and

(c)	to determine the circumstances in which any declarations are required (including as to from whom a declaration is required), their form and the times when they are to be furnished.

Where a Person fails to furnish a declaration required pursuant to such a by-law, these articles or any other document made pursuant to this subsection 1.4(6) within the time specified therein, the Corporation may, in its sole and absolute discretion, (i)(a) refuse to recognize all ownership rights attributable to the Securities held by such Person, including the voting rights attached to such Securities (whether directly or indirectly or through any proxy, trustee, or nominee), (b) refuse to register a transfer of a Security in their name, and/or (c) refuse to issue a Security to them, until, in each case, that Person has furnished the declaration and the Corporation is reasonably satisfied that no Triggering Event exists or is anticipated to occur, and/or (ii) deem a Triggering Event to have occurred, and exercise all rights afforded by these articles with respect to such non-compliant Person.

The directors, officers, employees and agents of the Corporation shall be entitled to rely on any information on which they consider reasonable to rely in the circumstances, including without limitation any declaration made pursuant to a by-law, these articles or any other document made pursuant to this subsection 1.4(6), the securities registers of the Corporation, any other register held, or any declaration of residence collected by, the transfer agents of the Corporation or any depositary, such as CDS Clearing and Depository Services Inc. and the Depositary Trust Company, as of any date, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation, and shall be exempt from liability for any action taken or not taken in reliance thereon.

(7)	Miscellaneous

The Corporation is entitled to injunctive relief in any court of competent jurisdiction to enforce the provisions of this Section 1.4 and each Subject Securityholder shall be deemed to have acknowledged, by acquiring ownership of Securities of the Corporation, that the failure to comply with this Section 1.4 will expose the Corporation to irreparable injury for which there is no adequate remedy at law and that the Corporation is entitled to injunctive relief to enforce the provisions of this Section 1.4.

The Corporation’s rights and remedies under these articles are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by the Corporation of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which the Corporation may be entitled.

Any Subject Securityholder shall indemnify and hold harmless the Corporation and its Affiliates for any and all losses, costs and expenses incurred as a result of, or arising out of, such Subject Securityholder’s continuing ownership or control of Securities, the neglect, refusal or other failure to comply with the provisions of the articles or failure to promptly divest itself of any Securities when required by Applicable Laws or these articles.

A Subject Shareholder is responsible for the costs associated with obtaining approval of such Subject Securityholder’s continuing ownership or control of Securities as may be required from any applicable Regulatory Authorities, including legal costs and the costs of any investigation or registration fees charged by the applicable Regulatory Authorities in connection with the approval or registration of the Subject Shareholder by such Regulatory Authorities.

The Corporation may take other action as it deems necessary or advisable to protect from the denial or threatened denial, loss or threatened loss or delayed issuance or threatened delayed issuance of any License. The Board of Directors may conform any provisions of the articles to the extent necessary to make such a provision consistent with Applicable Laws.

In addition, the Board of Directors may establish, modify, amend or rescind bylaws, regulations, and procedures for the purpose of determining whether any Triggering Event has occurred or may be anticipated to occur and for the orderly application, administration and implementation of the relevant provisions of the articles.

Neither any shareholder of the Corporation nor any other interested Person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of the provisions of this Section 1.4 or any breach or alleged breach of such provisions.

Except as may be required by any Applicable Law or Regulatory Authority, the Board of Directors may waive or terminate any of the rights of the Corporation or any restrictions contained in the articles, if such waiver or termination is determined by the Board to be in the best interests of the Corporation.

Notwithstanding anything in this Section 1.4:

(a)	neither the Corporation nor, subject to their duties as directors, the directors shall be bound to do or take any proceeding or acting with respect to this Section 1.4 by virtue of the powers conferred on them hereby. The directors shall have the sole right and authority to make any determination required or contemplated under this Section 1.4 and, without limiting the generality of the foregoing, if the directors consider that there are reasonable grounds for believing that a Triggering Event has occurred or may occur, the directors shall make a determination with respect to the matter, which may include, for greater certainty, waiving such Triggering Event. Any such determination shall be conclusive, final and binding except to the extent modified by any subsequent determination by the directors. In any situation where it is unclear whether a Triggering Event has occurred or may occur, the directors may exercise their discretion in determining whether such a Triggering Event has occurred or may occur, and any such exercise by them of their discretion shall be binding for the purposes of this Section 1.4. Notwithstanding the foregoing, the directors may delegate, in whole or in part, their power to make a determination in this respect to any officer of the Corporation;

(b)	any resolution or determination of, or decision or exercise of any discretion or power by, the Board or any director or officer under or pursuant to this Section 1.4 (including without prejudice to the generality of the foregoing, as to the manner, timing and terms of any sale, repurchase or redemption of Securities) shall be final and conclusive; and any sale or other disposition made, or other thing done, by or on behalf of, or on the authority of, the Board or any director or officer pursuant to this Section 1.4 shall be conclusive and binding on all Persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. Neither the Corporation nor the Board shall be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Section 1.4; and

(c)	this Section 1.4 shall apply notwithstanding any other provision, or part thereof, of these articles which is inconsistent with or contrary to it.

The Corporation shall cause to be included in every indenture or other operative document relating to securities (other than Securities, or options or other securities issued under compensatory plans or other plans to purchase Securities or any other securities of the Corporation in favour of the management, directors, employees or consultants of the Corporation) a provision on such specific terms as may be approved by the Board requiring that any Person who holds securities represented by that indenture or other document and is found to be unsuitable to hold such interest shall have the interest redeemed or shall dispose of the interest in the Corporation in the manner and on the terms set forth in the indenture or other document. Any such provision as is approved by the Board shall be conclusively and irrefutably deemed for all purposes to satisfy the requirements of this subsection 1.4(7) and any Person may rely on the foregoing for any purpose, including, but not limited to, for the purpose of rendering any legal opinion.

The invalidity or unenforceability of any provision, in whole or in part, of this Section 1.4 for any reason shall not affect the validity or enforceability of any other provision, or part thereof, of these Articles of the Corporation.

(8)	Disclosure Required

Each of the following documents issued or published by the Corporation may, at the Corporation’s sole discretion, indicate conspicuously the general nature of the constraints on issue, transfer and ownership of its Securities contained herein:

(a)	a certificate representing a Security;

(b)	a management proxy circular; and

(c)	a prospectus, statement of material facts, registration statement or similar document.

(9)	Notices

Notice to the Corporation. Subject to applicable law, any notice, request or other communication to be given to the Corporation by a Subject Securityholder pursuant to this Section 1.4 must be in writing and will be valid and effective if given by mail (postage prepaid) or by electronic communication or by delivery to the registered office of the Corporation and addressed to the attention of the Corporate Secretary. Any such notice, request or other communication, if given by mail, electronic communication or delivery, will be deemed to have been given and received only on actual receipt by the Corporation.

Presentation and Surrender of Securities. Any presentation and surrender of Securities in connection with the sale, repurchase or redemption of Securities must be made (i) in the case of Securities represented by a certificate, by surrendering the certificate(s) representing the Securities by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the transfer agent as may be specified by the Corporation, in each case addressed to the attention of the Corporate Secretary of the Corporation, and (ii) in the case of Securities entered into a direct registration or other electronic book-entry system, in accordance with the operating rules and procedures prescribed pursuant to such direct registration or other electronic book-entry system. Any such presentation and surrender of Securities will be deemed to have been made and to be effective only on actual receipt by the Corporation or its transfer agent, as the case may be. Any such presentation and surrender of certificates made by registered mail will be at the sole risk of the holder mailing the same.

Notice to Holders of Securities. Subject to applicable law, any notice, request or other communication to be given to a holder of Securities by or on behalf of the Corporation must be in writing and will be valid and effective if given by ordinary unregistered first class mail (postage prepaid) or by electronic communication or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by electronic communication or by delivery, will be deemed to have been given and received on the date of electronic communication or delivery. Failure of a Subject Securityholder to receive written notice under these articles shall not preclude the Corporation from exercising its rights under these articles, and will not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant to that notice, request or other communication.